Exhibit 99.2

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2022

CANADIAN DOLLARS IN THOUSANDS

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	F - 3 - F - 4

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	F - 5 - F - 6

Interim Condensed Consolidated Statements of Changes in Equity	F - 7

Interim Condensed Consolidated Statements of Cash Flows	F - 8 - F - 9

Notes to Interim Condensed Consolidated Financial Statements	F - 10 - F - 21

- - - - - - - - - - -

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2022	December 31, 2021
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$5,861	$13,903
Restricted bank deposit		-	1
Trade receivables		19,441	16,711
Advances to suppliers		3,024	2,300
Other accounts receivable		6,167	14,481
Loans receivable		686	2,708
Biological assets	4	1,491	1,687
Inventories	5	26,647	29,391

		63,317	81,182

NON-CURRENT ASSETS:
Property, plant and equipment, net		22,671	30,268
Investments in affiliates		2,311	2,429
Advance payment for intangible assets of pharmacy	3	6,173	3,129
Derivative assets		8	14
Right-of-use assets, net		16,202	18,162
Deferred tax assets		679	16
Intangible assets, net	3	26,719	30,885
Goodwill	3	117,225	121,303

		191,988	206,206

Total assets		$255,305	$287,388

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		June 30, 2022	December 31, 2021
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$15,200	$13,989
Bank loans and credit facilities		18,002	9,502
Other accounts payable and accrued expenses		16,050	20,143
Accrued purchase consideration liabilities	1c	2,741	6,039
Current maturities of operating lease liabilities		1,567	1,554

		53,560	51,227

NON-CURRENT LIABILITIES:
Warrants measured at fair value	6	319	6,022
Operating lease liabilities		16,102	17,820
Long-term loans		354	392
Employee benefit liabilities, net		180	391
Deferred tax liability, net		5,249	6,591

		22,204	31,216

Total liabilities		75,764	82,443

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	7
Share capital and premium		241,837	237,677
Treasury stock		(660)	(660)
Translation reserve		1,004	2,614
Reserve from share-based payment transactions		14,242	12,348
Accumulated deficit		(78,860)	(50,743)

Total equity attributable to equity holders of the Company		177,563	201,236

Non-controlling interests		1,978	3,709

Total equity		179,541	204,945

Total liabilities and equity		$255,305	$287,388

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

	Six months ended June 30,		Three months ended June 30,
	2022	2021	2022	2021
	(Unaudited)

Revenues	$47,390	$19,879	$23,821	$11,112
Cost of revenues	35,423	14,650	18,208	10,510

Gross profit before fair value adjustments	11,967	5,229	5,613	602

Fair value adjustments:
Unrealized change in fair value of biological assets	1,135	4,361	56	2,018
Realized fair value adjustments on inventory sold in the period	(2,517)	(5,130)	(1,654)	(3,188)

Total fair value adjustments	(1,382)	(769)	(1,598)	(1,170)

Gross profit (loss)	10,585	4,460	4,015	(568)

General and administrative expenses	20,226	12,388	11,184	7,475
Selling and marketing expenses	8,746	2,491	5,026	1,301
Restructuring expenses	9,162	-	5,415	-
Share-based compensation	2,658	2,003	1,048	1,373

Total operating expenses	40,792	16,882	22,673	10,149

Operating loss	(30,207)	(12,422)	(18,658)	(10,717)

Finance income	6,097	13,434	3,206	6,208
Finance expense	(6,927)	(846)	(4,591)	(543)

Finance income (expenses), net	(830)	12,588	(1,385)	5,665

Loss from disposal of investment	(114)	-	(114)	-

Income (loss) before income taxes	(31,151)	166	(20,157)	(5,052)
Income tax expense (benefit)	(1,432)	540	(1,179)	37

Net loss	(29,719)	(374)	(18,978)	(5,089)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:
Exchange differences on translation to presentation currency	(2,942)	(1,238)	(1,150)	152

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operation	1,203	259	345	27

Total other comprehensive income (loss)	(1,739)	(979)	(805)	179

Total comprehensive loss	$(31,458)	$(1,353)	$(19,783)	$(4,910)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Six months ended June 30,		Three months ended June 30,
		2022	2021	2022	2021
	Note	Unaudited

Net loss attributable to:
Equity holders of the Company		$(28,117)	$(125)	$(18,665)	$(4,630)
Non-controlling interests		(1,602)	(249)	(313)	(459)

		$(29,719)	$(374)	$(18,978)	$(5,089)

Total comprehensive loss attributable to:
Equity holders of the Company		$(29,727)	$(1,123)	$(19,437)	$(4,459)
Non-controlling interests		(1,731)	(230)	(346)	(451)

		$(31,458)	$(1,353)	$(19,783)	$(4,910)

Loss per share attributable to equity holders of the Company:
Basic loss per share (in CAD):	9	$(0.40)	$-	$(0.27)	$(0.10)
Diluted loss per share (in CAD):	9	$(0.47)	$(0.28)	$(0.30)	$(0.23)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Attributable to equity holders of the Company
	Share capital and premium	Treasury stock	Reserve for share-based payment transactions	Translation reserve	Accumulate deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2022	$237,677	$(660)	$12,348	$2,614	$(50,743)	$201,236	$3,709	$204,945

Net loss	-	-	-	-	(28,117)	(28,117)	(1,602)	(29,719)
Other comprehensive loss	-	-	-	(1,610)	-	(1,610)	(129)	(1,739)

Total comprehensive loss	-	-	-	(1,610)	(28,117)	(29,727)	(1,731)	(31,458)

Issuance of common shares	3,061	-	-	-	-	3,061	-	3,061
Exercise of options	1,072	-	(737)	-	-	335	-	335
Share based payment	-	-	2,658	-	-	2,658	-	2,658
Expired Options	27	-	(27)	-	-	-	-	-

Balance as of June 30, 2022 (unaudited)	$241,837	$(660)	$14,242	$1,004	$(78,860)	$177,563	$1,978	$179,541

Balance as of January 1, 2021	$37,040	$-	$5,829	$1,229	$(33,001)	$11,097	$1,513	$12,610

Net loss	-	-	-	-	(125)	(125)	(249)	(374)
Other comprehensive income (loss)	-	-	-	(998)	-	(998)	19	(979)

Total comprehensive loss	-	-	-	(998)	(125)	(1,123)	(230)	(1,353)

Issuance of shares related to Trichome acquisition	98,028	-	-	-	-	98,028	-	98,028
Issuance of shares, net of approximately $3,200 issuance costs	28,131	-	-	-	-	28,131	-	28,131
Exercise of warrants	4,151	-	-	-	-	4,151	-	4,151
Exercise of options	832	-	(771)	-	-	61	-	61
Share based payment	-	-	2,003	-	-	2,003	-	2,003
Expired options	14	-	(14)	-	-	-	-	-

Balance as of June 30, 2021 (unaudited)	$168,196	$-	$7,047	$231	$(33,126)	$142,348	$1,283	$143,631

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2022	2021
Cash flows from operating activities:

Net loss for the period	$(29,719)	$(374)

Adjustments for non-cash items:

Unrealized gain on changes in fair value of biological assets	(1,135)	(4,361)
Fair value adjustment on sale of inventory	2,517	5,130
Fair value adjustment of warrants measured at fair value and derivative assets	(5,697)	(13,049)
Depreciation of property, plant and equipment	1,762	967
Amortization of intangible assets	1,284	242
Depreciation of right-of-use assets	1,014	434
Finance expenses, net	6,527	461
Deferred tax expense (benefit), net	(1,836)	398
Share-based payment	2,658	2,003
Share based acquisition costs related to business combination	-	989
Non-cash interest income on loans receivable	-	233
Revaluation of other receivable	3,818	-
Loss from disposal of investments	114	-
Restructuring expenses	8,791	-

	19,817	(6,553)
Changes in working capital:

Increase in trade receivables, net	(4,518)	(5,688)
Decrease (increase) in other accounts receivable	556	(4,330)
Decrease in biological assets, net of fair value adjustments	569	4,100
Increase in inventories, net of fair value adjustments	(570)	(9,516)
Increase in trade payables	3,916	1,829
Increase (decrease) in employee benefit liabilities, net	(182)	32
Decrease in other accounts payable and accrued expenses	(337)	(1,996)

	(566)	(15,569)

Taxes paid	(462)	(515)

Net cash used in operating activities	(10,930)	(23,011)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Six months ended June 30,
	2022	2021
	Unaudited
Cash flows from investing activities:

Purchase of property, plant and equipment	(1,076)	(1,837)
Proceeds from sales of property, plant and equipment	201	-
Proceeds from loans receivable	350	7,620
Acquisition of business, net of cash acquired - TFC	-	362
Acquisition of business, net of cash acquired - Panaxia	-	(2,079)
Investments in financial assets	-	(13)
Change in restricted bank deposit	-	18
Investments in associate	(114)	-

Net cash provided by (used in) investing activities	$(639)	$4,071

Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	$-	$39,353
Proceeds from exercise of warrants	-	3,292
Proceeds from exercise of options	335	61
Repayment of lease liability	(722)	(31)
Payment of lease liability interest	(859)	(578)
Proceeds from bank loan and credit facilities, net	8,871	1,424
Interest paid	(504)	-

Net cash provided by financing activities	7,121	43,521

Effect of foreign exchange on cash and cash equivalents	(3,594)	584

Increase (decrease) in cash and cash equivalents	(8,042)	25,165
Cash and cash equivalents at beginning of the period	13,903	8,885

Cash and cash equivalents at end of the period	$5,861	$34,050

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$269	$81
Issuance of shares in payment of purchase consideration liability	$3,147	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") until July 2022. In July 2022 Focus closed its cultivation facility and received an IMCA license which allows it to import cannabis products and proceed with its supply activity. All of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.See Note 1c.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses, including the pharmacies of Revoly Trading and Marketing Ltd. ("Vironna"), R.A. Yarok Pharm Ltd. and Oranim Plus Pharm Ltd. ("Oranim"), and the trade houses of Panaxia and Rosen High Way Ltd.

In Europe, IMCC operates through Adjupharm GmbH ("Adjupharm"),, a German-based subsidiary acquired by IMC Holdings Ltd. ("IMC Holdings") on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC operates through Trichome JWC Acquisition Corp. (“TJAC”) d/b/a JWC and MYM, both Canadian federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

The Company, its subsidiaries and Focus (collectively: the "Group"), operate in geographical reporting segments (Note 10). The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel and recreational cannabis products in Canada. The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

These financial statements have been prepared in a condensed format as of June 30, 2022, and for the six and three months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2021, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

Liquidity and capital resources

As of June 30, 2022, the Company's cash position (cash and cash equivalents) totaled $5,861 and the Company's working capital (current assets less current liabilities) amounted to $9,757. In the six months ended June 30, 2022, the Company had an operating loss of ($30,207) and negative cash flows from operating activities of ($10,930). The Company’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans and restructuring actions taken in 2022 (see Note 1c).

The Company is planning to finance its operations from its existing and future working capital resources and to continue to evaluate additional sources of capital and financing.

However, there is no assurance that additional capital and or financing will be available to the Company, and even if available, whether it will be on terms acceptable to the Company or in amounts required. Accordingly, the Company’s board of directors approved a cost saving plan, to be implemented if needed, in whole or in part, at its discretion, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consist of cost reduction due to efficiencies and synergies, which include mainly the following steps: reduction in payroll and headcount, reduction in compensation paid to key management personnel, operational efficiencies and reduced capital expenditures. The Company and the board of directors believe that its existing financial resources and its operating plans, including the effects of the costs saving plan, will be adequate to satisfy its expected liquidity requirements for a period of at least twelve months from the end of the reporting period.

During 2021, TJAC and certain MYM subsidiaries entered into a revolving credit facility (the “Facility”) with a private Canadian creditor. The Facility is guaranteed by Trichome Financial Corp. Advances from the Facility is used for working capital needs. The Facility had a total commitment of up to $10,000 and has a one-year term, renewable upon mutual agreement by the parties for up to two additional periods of 180 days. During April 2022, the Company completed an amendment to increase the availability under the existing revolving credit facility to $15,000 and the term of the Revolving Credit Facility was extended to May 2023. The borrowing base available for draw at any time throughout the Facility is a function of the trade receivable and inventory balances at the time of drawdown. The Facility bears interest at the higher of 9.75% and the Toronto Dominion Bank Prime Rate plus 7.30% per annum. As of June 30, 2022 ,the Company withdrew from the facility $12,107.

In January 2022, Focus entered into a revolving credit facility with an Israeli bank, Bank Mizrahi (the “Mizrahi Facility”). The Mizrahi Facility is guaranteed by Focus assets. Advances from the Mizrahi Facility will be used for working capital needs. The Mizrahi Facility has a total commitment of up to NIS 15,000 thousand (approximately $6,000) and has a one-year term for on-going needs and 6 months term for imports and purchases needs. The Mizrahi Facility is renewable upon mutual agreement by the parties. The borrowing base available for draw at any time throughout the Mizrahi Facility and is subject to several covenants to be measured on a quarterly basis (the “Mizrahi Facility Covenants”). The Mizrahi Facility bears interest at the Israeli Prime interest rate plus 1.5% (approximately 4.25%) per annum. As of June 30, 2022, the Company met the Mizrahi Facility Covenants and withdrew $5,525.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

b.	Approval of Interim Condensed Consolidated Financial Statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on August 14, 2022.

c.	Strategic Developments:

1.
On April 30, 2021, the Company announced that its wholly-owned Israeli subsidiary, IMC Holdings, signed a definitive agreement (the "Panaxia Agreement") with Panaxia Pharmaceutical Industries Israel Ltd. and Panaxia Logistics Ltd. (collectively "Panaxia") (the "Panaxia Transaction"). Pursuant to the Panaxia Agreement, IMC Holdings will acquire Panaxia’s trading house license and in-house pharmacy activities, certain distribution assets and an option to purchase a pharmacy with licenses to sell medical cannabis to patients, for an aggregate purchase price of NIS 18,700 thousand (approximately $7,000), comprised of NIS 7,600 thousand (approximately $2,800) in cash and NIS 11,100 thousand (approximately $4,200) in Common Shares. As of June 30, 2022, the accrued purchased consideration with respect to Panaxia transaction amounted to $358. See Note 3.

2.

On July 28, 2021, IMC Holdings entered into a definitive agreement to acquire all of the issued and outstanding share of R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and High Way Shinua Ltd. (collectively "Pharm Yarok Group"). The aggregate consideration for the Pharm Yarok Group acquisition comprised of NIS 11,900 thousand (approximately $4,600), of which NIS 3,500 thousand (approximately $1,300) in Common Shares which were issued on March 14, 2022, as a settlement of the remained purchase consideration liability.

3.

On August 16, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the outstanding ordinary shares of "Vironna" for a total consideration of NIS 8,500 thousand (approximately $3,300), of which NIS 5,000 thousand (approximately $1,900) in cash and NIS 3,500 thousand (approximately $1,400) is in Common Shares which were issued on March 14, 2022. As of June 30, 2022, the accrued consideration payable to Vironna's former shareholder amounts to $462.

4.

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim for an aggregate consideration of approximately NIS 11,900 thousand (approximately $4,900), comprised of NIS 5,200 thousand (approximately $2,100) paid in cash upon signing, NIS 5,200 thousand (approximately $2,100) which will be paid in cash on the first quarter of 2023 and NIS 1,500 thousand (approximately $700) paid in 251,001 Common Shares. As of June 30, 2022, the Company issued the Common Shares, paid NIS 5,200 thousand (approximately $2,100) and the accrued consideration payable to Oranim's former shareholder amounts to $1,921.

5.

On April 6, 2022, Focus announced its decision, from March 30, 2022, to close the Sde Avraham cultivation farm in Israel, therefore, the Company recorded restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL (Cont.)

6.
On June 30, 2022, the Company announced on its decision to dispose one of its facilities in Canada (“Sublime”), therefore the Company recorded restructuring expenses related to impairment of property, plant and equipment, and right of use assets and write-off of abandoned biological assets in the total amount of $4,779.

d.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation and measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements.

b.	Significant accounting judgements and estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3:-	BUSINESS COMBINATION

Panaxia's Assets and Operations

As described in Note 1c(1), on April 30, 2021, the Company acquired certain assets and operations of Panaxia for an aggregate purchase price of NIS 18,700 thousand (approximately $7,000). As of December 31, 2021, the Group recognized the fair value of the assets acquired and liabilities assumed in the business combination based on a preliminary valuation study prepared by an external valuation specialist.

The fair value of the identifiable assets acquired and liabilities assumed on the acquisition date based on a final adjusted valuation as of June 30, 2022, are as follows:

	Preliminary PPA	Adjustments	Final PPA
Inventory	$19	-	$19
Advance payment for intangible assets of pharmacy (*)	2,837	3,367	6,204
Property, plant and equipment	88	-	88
Intangible assets	776	(593)	183

Total identifiable assets	3,720	2,774	6,494

Goodwill arising on acquisition	3,240	(2,774)	466

Total purchase price	$6,960	-	$6,960

The effects of the adjustments on prior period financial statements are immaterial.

(*) As part of the acquisition, the Company purchased an option to purchase the on-line related activities of a Panaxia pharmacy, including cannabis-related licenses. As the exercise price of the option related only to the medical cannabis inventory at the date of exercise, the Company allocated $6,204 of the non-cancellable purchase price to effectively reflect the Company’s advance payment for the estimated fair value of the licenses and other assets (including customer relationships) of the Panaxia pharmacy that will be acquired upon exercise of the option. As of June 30, 2022, the transfer had not yet been completed. The Company expects completion during the third quarter of 2022.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:-	BIOLOGICAL ASSETS

The Company's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance as of January 1, 2022	$1,687

Production costs capitalized	4,867
Changes in fair value less cost to sell due to biological transformation	1,200
Transferred to inventory upon harvest	(6,152)
Restructuring write-off	(108)
Foreign exchange translation	(3)

Balance as of June 30, 2022	$1,491

   As of June 30, 2022 and December 31, 2021, the weighted average fair value less cost to sell was $2.85 and $2.48 per gram, respectively.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The following inputs and assumptions were used in determining the fair value of biological assets:

1.	Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.
2.
Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3.	Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.
4.	Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.
5.
Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

			10% change as of
	June 30, 2022	December 31, 2021	June 30, 2022	December 31, 2021
	In CAD		In Thousands of CAD
Average selling price per gram of dried cannabis	$3.61	$3.64	$186	$296
Average post-harvest costs per gram of dried cannabis	$0.76	$1.16	$41	$140
Attrition rate	30%	27%	149	100
Average yield per plant (in grams)	40	47	144	228
Average stage of growth	48%	47%	139	212

The Company's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:-	INVENTORIES

The following is a breakdown of inventory as of June 30, 2022:

	June 30, 2022
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$15,728	$-	$15,728
Other products	973	-	973
Finished goods:
Packaged dried cannabis	8,329	-	8,329
Other cannabis products	1,199	-	1,199
Other products	418	-	418

Balance as of June 30, 2022	$26,647	$-	$26,647

The following is a breakdown of inventory as of December 31, 2021:

	December 31, 2021
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$14,113	$3,336	$17,449
Other cannabis products	1,074	-	1,074
Finished goods:
Packaged dried cannabis	8,974	270	9,244
Other cannabis products	744	-	744
Other products	880	-	880

Balance as of December 31, 2021	$25,785	$3,606	$29,391

During the six months ended June 30, 2022 and 2021, inventory expensed to cost of revenue of cannabis products was $35,970 and $12,219, respectively, which included $2,517 and $5,130 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

During the three months ended June 30, 2022 and 2021, inventory expensed to cost of revenue of cannabis products was $15,997 and $7,606, respectively, which included $1,654 and $3,188 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in the six and three months ended June 30, 2022 and 2021, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 6:-	FINANCIAL INSTRUMENTS

a.	Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Derivative assets	Black & Scholes model (Level 3 category)
Warrants liability*) Investment in affiliates	Black & Scholes model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash and cash equivalents, restricted bank deposit, trade receivables, other accounts receivable, loans receivables, trade payables, bank loans and credit facility, other account payables and accrued expenses and accrued purchase consideration payable approximate their fair value due to the short-term maturities of these instruments.

*)
Finance income (expenses) include fair value adjustment of Warrants, Investments, and Derivative assets measured at fair value, which for the six months ended June 30, 2022 and 2021, amounted to $(5,697) and $(13,049) respectively.

Finance income (expenses) include fair value adjustment of Warrants, Investments, and Accounts Receivable measured at fair value, for the three months ended June 30, 2022 and 2021, amounted to $(3,009) and $(5,989), respectively.

b.
On April 4, 2022, the Company issued a Notice of Default to Biome Grow Inc. and its subsidiary, Cultivator Catalyst Corp. (the "Borrowers"), for an unpaid loan and interest of approximately $2,680. On May 12, 2022, the Company applied to and received from the Superior Court in Ontario an order which allows the Company to freeze the assets of the Borrowers including the assets, which comprise MYM’s Collateral for the Loan. As a result of the Borrower's default the Company recorded non-cash financial expenses in the amount of approximately $1,800.

NOTE 7:-	EQUITY

a.	Composition of share capital:

	June 30, 2022		December 31, 2021
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	69,695,325	Unlimited	68,217,894

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 7:-	EQUITY (Cont.)

b.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2022	68,217,894

Common Shares issued as a result of options exercised	217,368
Common Shares issued in settlement of purchase consideration of a business combination (1)	1,260,063

Balance as of June 30, 2022	69,695,325

(1)	Pharm Yarok - 523,700, Vironna - 485,362, Oranim - 251,001

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Six months ended June 30, 2022
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	5,443,245	3.91

Options granted during the period	97,500	2.13
Options exercised during the period (*)	(227,067)	1.60
Options forfeited during the period	(188,850)	7.63

Options outstanding at the end of the period	5,124,828	3.89

Options exercisable at the end of the period	2,799,538	3.77

(*) Includes 18,755 Options exercised under cashless mechanism to 9,056 Common Shares.

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	Six months ended June 30,
	2022	2021

Salaries and related expenses	$13,071	$6,773
Depreciation and amortization	$4,060	$1,643
Revaluation of other receivable (*)	$3,818	$-

(*) As more fully described in Note 5 to the annual consolidated financial statements, upon the acquisition of Trichome Financial Corp in 2021 (the “Trichome Transaction”), the Company recorded approximately $8,131 to settle withholding tax liabilities to Canada Revenue Agency ("CRA"), with a corresponding indemnification asset comprised of 927,463 Common Shares of the Company withheld to cover the tax liabilities. In addition, certain directors and officers of the Company and Trichome agreed to indemnify and hold harmless the Company to cover certain tax liabilities, interest and penalties arising from the Trichome Transaction. The chairman of the Company’s board of directors (a former director of Trichome) also entered into a security pledge agreement with the Company to secure the obligations under the Indemnification Agreement, with the pledge consisting of certain securities of the Company owned by the chairman (the “Indemnification Asset”).

During the six months ended June 30, 2022, in a partial satisfaction of the indemnification asset, the chairman transferred cash to the Company in the amount of $3,250 and a portion of the tax liability was paid. As of June 30, 2022, the Company’s financial statements include a tax liability of $6,280 and a tax indemnification asset of $2,224. During the six months ended June 30, 2022, the Company recorded a revaluation loss of the indemnification asset in the amount of $3,818 which was recorded under general and administrative expenses.

NOTE 9:-	NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Six months ended June 30,
	2022		2021
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	69,427	$(28,117)	46,112	$(125)

Effect of potential dilutive Ordinary shares	1,809	(5,703)	-	(12,702)

For the computation of diluted net earnings	71,236	$(33,820)	46,112	$(12,827)

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 9:-	NET EARNINGS (LOSS) PER SHARE (Cont.)

	Three months ended June 30,
	2022		2021
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	68,634	$(18,665)	45,616	$(4,630)

Effect of potential dilutive Ordinary shares	3,077	(3,028)	-	(5,642)

For the computation of diluted net earnings	71,711	$(21,693)	45,616	$(10,272)

NOTE 10:-	OPERATING SEGMENTS

a.	Reporting operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in three operating segments.

Six months ended June 30, 2022:

	Israel	Canada	Germany	Adjustments	Total

Revenue	$24,206	$21,686	$1,498	$-	$47,390
Inter-segment revenues	$-	$2,481	$-	$(2,481)	$-
Total revenues	$24,206	$24,167	$1,498	$(2,481)	$47,390

Segment loss	$(9,986)	$(15,880)	$(2,009)	$-	$(27,875)

Unallocated corporate expenses	$-	$-	$-	$(2,332)	$(2,332)

Total operating loss	$(9,986)	$(15,880)	$(2,009)	$(2,332)	$(30,207)

Depreciation, amortization and impairment	$1,316	$2,744	$-	$-	$4,060

IM CANNABIS CORP. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 10:-	OPERATING SEGMENTS (Cont.)

Six months ended June 30, 2021:

	Israel	Canada	Germany	Adjustments	Total

Revenue	$9,807	$3,778	$6,294	$-	$19,879

Segment loss	$9,807	$3,778	$6,294	$-	$19,879

Unallocated corporate expenses	$-	$-	$-	$(4,524)	$(4,524)

Total operating loss	$(776)	$(5,996)	$(1,126)	$(4,524)	$(12,422)
Depreciation, amortization and impairment	$1,038	$565	$40	$-	$1,643

NOTE 11:- SUBSEQUENT EVENTS

Subsequent to June 30, 2022, on August 5, 2022, as part of the Company's cost saving plans and restructuring actions in Canada, the Company entered into a related party share price agreement with current and former management members of Sublime. The total consideration amounted to $100 less working capital adjustments, for a final net purchase price of $89.